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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

NetScreen Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64117V 10 7

(Cusip Number)

Juniper Networks, Inc.
1194 North Mathilda Ave.
Sunnyvale, CA 94089
(408) 745-2384
Attn: Mitch Gaynor, General Counsel

with a copy to:
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Attn: Larry W. Sonsini
Katharine Martin

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64117V 10 7

1.	Name of Reporting Person: Juniper Networks, Inc.		I.R.S. Identification Nos. of above persons (entities only): 77-0422538

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	Not applicable.

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None.

		8.	Shared Voting Power: 12,833,859[1]

		9.	Sole Dispositive Power: None.

		10.	Shared Dispositive Power: None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,833,859[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.9%[2]

14.	Type of Reporting Person (See Instructions): CO

     1 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Juniper Networks, Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Juniper Networks, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     2 The calculation of the foregoing percentage is based on 92,482,834 shares of NetScreen Technologies, Inc. common stock outstanding as of January 30, 2004 as set forth in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 17, 2004.

Schedule 13D

Item 1. Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Common Stock”), of NetScreen Technologies, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 805 11th Avenue, Building 3, Sunnyvale, CA 94089.

Item 2. Identity and Background

     This Schedule 13D is being filed on behalf of Juniper Networks, Inc., a Delaware corporation (the “Reporting Corporation”), with its principal execute office at 1194 North Mathilda Avenue, Sunnyvale, CA 94089. Its principal line of business is in the network infrastructure market.

     Attached as Annex A is a chart setting forth, with respect to each executive officer and director of the Reporting Corporation, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

     During the last five years, neither Reporting Corporation nor, to the best knowledge of Reporting Corporation, any executive officer or director of Reporting Corporation named on Annex A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Reporting Corporation nor, to the best knowledge of Reporting Corporation, any executive officer or director of Reporting Corporation named on Annex A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the Reporting Corporation, each executive officer or director of Reporting Corporation is a citizen of the United States.

Item 3. Source and Amount of funds or Other Consideration

     Reporting Corporation, Issuer and Nerus Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Reporting Corporation (the “Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization, dated as of February 9, 2004 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Issuer with Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Reporting Corporation (the “Merger”). As a result of the Merger, each issued and outstanding share of the Issuer’s Common Stock will be automatically converted into the right to receive 1.404 shares (the “Exchange Ratio”) of the validly issued and fully paid shares of common stock of Reporting Corporation. In addition, Reporting Corporation will assume all options or other rights to purchase capital stock of the Issuer outstanding under the Issuer’s existing stock option plans, excluding the Issuer’s stock purchase plans, and each such option or other right to purchase capital stock of the Issuer will be or will later become exercisable for shares of the Reporting Corporation rather than shares of the Issuer, in a number adjusted to reflect the Exchange Ratio, and at an exercise price adjusted to reflect the Exchange Ratio. The consummation of the Merger is subject to the approval of the stockholders of the Reporting Corporation and the Issuer, receipt of necessary approvals under United States and applicable foreign antitrust laws, SEC clearance and other customary closing conditions. The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

     The Agreement and Plan of Merger and Reorganization is attached to this filing as Exhibit 1 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

     In addition, as an inducement for the Reporting Company to enter into the Merger Agreement, certain stockholders of the Issuer, as identified in Item 6, entered into voting agreements dated as of February 9, 2004, with respect to an aggregate of 12,833,859 shares of Issuer Common Stock (the “Voting Agreements”). The Reporting Company did not pay additional consideration to these stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 6 below, which description is incorporated herein by reference in response to this Item 3. The form of Voting Agreement is filed herewith as Exhibit 2.

Item 4: Purpose of Transaction

     1. (a)-(j). The purpose of the Merger and the Merger Agreement is to enable Reporting Company to consummate the Merger pursuant to the terms of the Merger Agreement. For a description of the Merger Agreement and Voting Agreements, see Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4.

     2. Once the Merger is consummated, the separate existence of the Issuer will cease, Merger Sub will be merged with and into Issuer with Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Reporting Company. After the closing of the merger, Reporting Company intends to terminate the listing of NetScreen shares on the Nasdaq National Market and terminate NetScreen’s registration pursuant to Section 12(g)(4) of the Act.

Item 5. Interest in Securities of the Issuer

(a)	According to Issuer’s most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 17, 2004, there were issued and outstanding 92,482,834 shares of Issuer’s Common Stock on January 30, 2004. As of the date hereof, the Reporting Company has beneficial ownership of 12,833,859 of such shares,[3] representing approximately 13.9% of the outstanding shares of Common Stock of Issuer. Except as set forth in this Item 5, neither Reporting Company, nor any other person controlling Reporting Company nor, to the best knowledge of Reporting Corporation, any individual named in Annex A to this Schedule 13D, beneficially owns any shares of Issuer’s Common Stock.

(b)	The Reporting Company has the shared power to vote or to direct the vote of the shares of Issuer’s Common Stock held by Reporting Company.

(c)	No transactions in the Issuer’s Common Stock were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a), except for the entering into of the Merger Agreement and the Voting Agreements.

(d)	To the knowledge of Reporting Company, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     3 Includes 12,088,929 outstanding shares of Common Stock, and 744,930 shares of Common Stock issuable upon exercise of options to purchase Common Stock that are exercisable within 60 days of February 9, 2004.

     The following stockholders of the Issuer entered into Voting Agreements dated as of February 9, 2004, with respect to an aggregate of 12,833,859 shares of Issuer Common Stock: Robert Thomas, Robert Beaulieu, Remo Canessa, Anson Chen, Charles R. Clark, Feng Deng, David Flynn, Mark Smith, Alan Earhart, Michael Goguen, Silicon Valley Equity Fund L.P., Frank Marshall, Big Basin Partners L.P., Timark L.P., Thomas Mendoza, Victor Parker, Krishna Kolluri, Nir Zuk and Yan Ke.

     The Voting Agreements provide that the respective stockholders shall not, among other things, transfer any of such party’s shares of Issuer Common Stock subject to the Voting Agreement until the expiration date of the Voting Agreement. The expiration of the Voting Agreements is the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement. In addition, the Voting Agreements provide that until the expiration of the Merger Agreements as described above, the respective stockholders shall vote, at any meeting of stockholders (i) in favor of the Merger and the approval and adoption of the Merger Agreement, (ii) against the approval of any proposal made in opposition to, or in competition with, the Merger Agreement and the consummation of the Merger, (iii) against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement and (iv) in favor of waiving any notice that may have been or may be required relating to the approval of the Merger.

     In connection with the Voting Agreements, each stockholder listed above also delivered to the Reporting Company an irrevocable proxy with respect to the Issuer Common Stock held by such stockholder and subject to the Voting Agreements. The irrevocable proxies allow the Reporting Company’s Executive Vice President, Chief Financial Officer and Vice President, General Counsel to vote as set forth above.

     References to and descriptions of the Voting Agreements in this Item 6 and throughout this Statement on Schedule 13D are qualified in their entirety by this reference to the form of Voting Agreement, which is filed as Exhibit 2 to this Statement on Schedule 13D, where such references or descriptions appear.

     Except as described above and in Items 3 through 5 of this Statement on Schedule 13D, which is hereby incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Company and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger and Reorganization by and among Juniper Networks, Inc., Nerus Acquisition Corp. and NetScreen Technologies, Inc., dated as of February 9, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Juniper Networks, Inc. on February 12, 2004)

2.	Form of Voting Agreement

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2004

Date

/s/ Marcel Gani

Signature

Marcel Gani, Executive Vice President and Chief Financial Officer

Name/Title

Annex A

      Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Company. Unless otherwise indicated, each person identified below is employed by the Reporting Company. The principal address of Reporting Company, and unless otherwise indicated below, the current business address for each individual listed below is 1194 North Mathilda Avenue, Sunnyvale, California, 94089.

Present Principal
	Position with the Reporting	Occupation or
Name and Business Address	Company	Employment	Citizenship

Scott Kriens	President and Chief Executive Officer; Chairman of the Board	Same	United States

Marcel Gani	Executive Vice President, Chief Financial Officer	Same	United States

Pradeep Sindhu	Chief Technical Officer and Vice Chairman of the Board	Same	United States

James Dolce	Executive Vice President, Worldwide Field Operations	Same	United States

Ashok Krishnamurthi	Vice President and General Manager, Engineering	Same	United States

William R. Hearst III c/o Kleiner Perkins Caufield & Byers 2750 San Hill Road Menlo Park, CA 94025	Member of Board of Directors	Partner, Kleiner Perkins Caufield & Byers	United States

Vinod Khosla c/o Kleiner Perkins Caufield & Byers 2750 San Hill Road Menlo Park, CA 94025	Member of Board of Directors	General Partner, Kleiner Perkins Caufield & Byers	United States

Stratton Sclavos c/o VeriSign, Inc. 1350 Charleston Road Mountain View, CA 94304	Member of Board of Directors	President, Chief Executive Officer and Chairman of the Board, VeriSign, Inc.	United States

William R. Stensrud c/o Enterprise Partners 2223 Avenida de la Playa, Suite 300 La Jolla, CA 92037	Member of Board of Directors	Partner, Enterprise Partners	United States

Robert M. Calderoni c/o Ariba, Inc. 807 11th Avenue, Sunnyvale, CA 94089	Member of Board of Directors	Chairman of the Board and Chief Executive Officer, Ariba, Inc.	United States

Kenneth Levy c/o KLA-Tencor Corporation One Technology Drive Milpitas, CA 95305	Member of Board of Directors	Chairman of the Board, KLA-Tencor Corporation	United States

Kenneth Goldman c/o Siebel Systems, Inc. 2207 Bridgepointe Parkway San Mateo, CA 94404	Member of Board of Directors	Senior Vice President, Finance and Administration and Chief Financial Officer, Siebel Systems, Inc.	United States

Exhibit Index

Exhibit A-1	Form of Company Voting Agreement

EXHIBIT A-1

FORM OF COMPANY VOTING AGREEMENT

      THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of February      , 2004, by and among Juniper Networks, Inc., a Delaware corporation (“Parent”), NetScreen Technologies, Inc., a Delaware corporation (the “Company”), and the undersigned stockholder (“Stockholder”) of the Company.

RECITALS

      A.     Concurrently with the execution of this Agreement, Parent, Nerus Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into the Company.

      B.     Pursuant to the Merger, all of the issued and outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Reorganization Agreement, all upon the terms and subject to the conditions set forth in the Reorganization Agreement.

      C.     Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, all as set forth on the signature page of this Agreement (collectively, the “Shares”).

      D.     In consideration of the execution of the Reorganization Agreement by Parent, Stockholder desires to restrict the transfer or disposition of any of the Shares, or any other shares of capital stock of the Company acquired by Stockholder hereafter and prior to the Expiration Date (as defined in Section 1(a) hereof), and desires to vote the Shares and any other such shares of capital stock of the Company so as to facilitate the consummation of the Merger.

      NOW, THEREFORE, the parties hereto hereby agree as follows:

      1.     Agreement to Retain Shares.

(a) Transfer. Stockholder agrees that, at all times during the period beginning on the date hereof and ending on the Expiration Date (as defined below), Stockholder shall not Transfer (as defined below) any of the Shares or any New Shares (as defined in Section 1(b) hereof), or make any agreement relating thereto, in each case without the prior written consent of Parent.

As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement, or (ii) the termination of the Reorganization Agreement in accordance with the terms thereof. As used herein, the term “Transfer” shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the gift, placement in trust, or the Constructive Sale (as defined below) or other disposition of such security (excluding transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing, excluding (i) any Transfer to a family member or charitable organization if the transferee agrees in writing to be bound by the terms of this Agreement to the same extent as Stockholder and delivers a duly signed Proxy (as defined in Section 3) and (ii) any Transfer pursuant to a court order. As used herein, the term “Constructive Sale” shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

      (b) New Shares. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date, including, without limitation, shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of all securities held by Stockholder which are convertible into, or exercisable or exchangeable for, shares of capital stock of the Company (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof.

      2.     Agreement to Vote Shares. Until the Expiration Date, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 3), the outstanding Shares and any outstanding New Shares (to the extent any such New Shares may be voted):

(i) in favor of approval of the Merger, the execution and delivery by the Company of the Reorganization Agreement and the adoption and approval of the terms thereof, and in favor of each of the other actions contemplated by the Reorganization Agreement and the Proxy and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Reorganization Agreement;

(iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Reorganization Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any subsidiary of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement; and

(iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company or any subsidiary of the Company, any reclassification or recapitalization of the capital stock of the Company or any subsidiary of the Company, any sale of assets, change of control or acquisition of the Company or any subsidiary of the Company by any other person, or any consolidation or merger of the Company or any subsidiary of the Company with or into any other person.

      Prior to the Expiration Date, Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this Section 2.

      3.     Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent an irrevocable proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares and New Shares.

      4.     Representations, Warranties and Covenants of Stockholder. Stockholder represents, warrants and covenants to Parent as follows:

(i) Stockholder is the beneficial owner of the Shares, with full power to vote or direct the voting of the Shares for and on behalf of any and all beneficial owners of the Shares.

(ii) As of the date hereof, the Shares are, and at all times up until the Expiration Date the Shares will be, free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances of any kind or nature, in each case that would impair Stockholder’s ability to fulfill its obligations under Section 2.

(iii) Stockholder does not beneficially own any shares of capital stock of the Company, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company, other than the Shares.

(iv) Stockholder has full corporate power and authority to make, enter into and carry out the terms of this Agreement, the Proxy and any other related agreements to which Stockholder is a party.

(v) Stockholder hereby agrees and covenants that, as soon as practicable after the date hereof, Stockholder shall take any and all actions reasonably necessary to suspend (until the Expiration Date) or terminate any and all 10b5-1 Plans to which such Stockholder is a party that relates to the Shares (each, a “10b5-1 Plan”); provided, however, that Stockholder shall not be required to violate (a) any applicable law or applicable regulation of any Governmental Entity (as defined in the Reorganization Agreement) or (b) the Company’s insider trading policy.

      5.     Additional Documents. Stockholder and the Company hereby covenant and agree to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement.

      6.     Consents and Waivers. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

      7.     Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

      8.     Company Covenants.

      (a) The Company agrees to make a notation on its records and give instructions to its transfer agent(s) to not permit, during the term of this Agreement, the transfer of any Shares or New Shares, except as permitted pursuant to Section 1(a).

      (b) The Company agrees that, as soon as practicable after the date hereof, the Company shall take any and all actions reasonably necessary to suspend (until the Expiration Date) or terminate the 10b5-1 Plans in accordance with their terms; provided, however, that the Company shall not be required to violate (i) any applicable law or applicable regulation of any Governmental Entity (as defined in the Reorganization Agreement) or (ii) the Company’s insider trading policy.

      9.     Miscellaneous.

      (a) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

      (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of Stockholder may be assigned to any other person without the prior written consent of Parent.

      (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

      (d) Waiver. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing.

      (e) Specific Performance; Injunctive Relief. The parties acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

      (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service, or (c) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if sent via facsimile (receipt confirmed), in each case to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(i)	if to Parent, to:

Juniper Networks, Inc.

1194 North Mathilda Ave.
Sunnyvale, California 94089-1206

Attention: Mitchell Gaynor

Telephone: (408) 745-2384
Facsimile:  (408) 745-8910

with a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation
650 Page Mill Road
Palo Alto, California 94304

Attention: Larry W. Sonsini

          Katharine A. Martin
Facsimile: (650) 493-6811

and to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation
One Market
Spear Tower, Suite 3300
San Francisco, California 94105

Attention: Steve L. Camahort

Facsimile: (415) 947-2099

           (ii)     if to Company, to:

NetScreen Technologies, Inc.

805 11th Avenue, Bldg. 3
Sunnyvale, California 94089

Attention: Vice President, Legal Affairs

Telephone: (408) 543-2100
Facsimile:  (408) 543-6760

with a copy to:

Silicon Valley Center

801 California Street
Mountain View, California 94041

Attention: Mathew P. Quilter

Facsimile: (650) 938-5200

(iii) If to Stockholder: To the address for notice set forth on the signature page hereof.

      (g) 10b5-1 Plans. Parent hereby agrees and acknowledges that (i) the suspension or termination of the 10b5-1 Plans pursuant to this Agreement may not be effective immediately after the date hereof due to the provisions set forth in such 10b5-1 Plans and (ii) any Transfer of Shares prior to such suspension or termination, which Transfer must occur pursuant to the terms of the 10b5-1 Plans, will not constitute a violation of this Agreement.

      (h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

      (i) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

      (j) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      (k) Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

[Remainder of Page Intentionally Left Blank]

      IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.

JUNIPER NETWORKS, INC. By: Name: Title: NETSCREEN TECHNOLOGIES, INC. By: Name: Title:

STOCKHOLDER: Signature Print Name Address Shares: Company Common Stock: Company Options:

[SIGNATURE PAGE TO COMPANY VOTING AGREEMENT]

EXHIBIT A

IRREVOCABLE PROXY

      The undersigned stockholder (“Stockholder”) of NetScreen Technologies, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Marcel Gani and Mitchell Gaynor of Juniper Networks, Inc., a Delaware corporation (“Parent”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”), in accordance with the terms of this Proxy until the Expiration Date (as defined in the Voting Agreement (as defined below)). The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined in the Voting Agreement).

      This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement, dated as of February      , 2004, by and among Parent, the Company and Stockholder (the “Voting Agreement”), and is granted in consideration of Parent entering into that certain Agreement and Plan of Reorganization, dated as of February      , 2004, by and among Parent, Nerus Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company (the “Reorganization Agreement”). The Reorganization Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the “Merger”), and Stockholder is receiving a portion of the proceeds of the Merger.

      The attorneys and proxies named above are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date (as defined in the Voting Agreement), to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

(i) in favor of approval of the Merger, the execution and delivery by the Company of the Reorganization Agreement and the adoption and approval of the terms thereof, and in favor of each of the other actions contemplated by the Reorganization Agreement and this Proxy and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Reorganization Agreement;

(iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Reorganization Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any subsidiary of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any subsidiary of the Company, (D) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement; and

(iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company or any subsidiary of the Company, any reclassification or recapitalization of the capital stock of the Company or any subsidiary of the Company, any sale of assets, change of

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control or acquisition of the Company or any subsidiary of the Company by any other person, or any consolidation or merger of the Company or any subsidiary of the Company with or into any other person.

      The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii), (iii) or (iv) above, and Stockholder may vote the Shares on all other matters.

      Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[Remainder of Page Intentionally Left Blank]

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      This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date (as defined in the Voting Agreement).

Dated: February      , 2004

Signature

Print Name

Address

Shares:

Company Common Stock:

Company Options:

[SIGNATURE PAGE TO PROXY]

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